Mail Stop 3561

May 19, 2009

Via Facsimile and U.S. Mail

Mr. James C. Marvin
 Chief Financial Officer
Marketing Worldwide Corporation
2212 Grand Commerce Drive
Howell, Michigan 48855

> **Re:** **Marketing Worldwide Corporation**
> **Supplemental response letter dated May 9, 2009 regarding the**
> **Form 10-K for the year ended September 30, 2008**
> **File No. 0-50586**

Dear Mr. Marvin:

We have reviewed your supplemental response letter to us dated May 9, 2009 in response to our letter of comment dated April 3, 2009 and have the following comments. We think you should revise your document in response to these comments by filing an amendment to your September 30, 2008 Annual Report on Form 10-K and to the December 31, 2008 Quarterly Reports on Form 10-Q. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within five business days. The amendments should be filed as soon as possible.

Form 10-K (Fiscal Year Ended September 30, 2008) – DRAFT Amendment

General

1.   Please file your supplemental response letter to us dated May 9, 2009 on EDGAR as non-public correspondence.

Explanatory Note

2.   Refer to the first paragraph. It is unclear as to the May 8, 2009 date, as we note your Annual Report on Form 10-K for the year ended September 30, 2008 was initially filed with us on January 13, 2009. Similarly, referring to the fifth paragraph, we are unclear as to the February 29, 2008 filing date. Please revise the dates accordingly, or advise. In addition, the first sentence of the second paragraph under Note S "Subsequent Events" should be revised to reflect the correct filing date of the originally filed Annual Report on Form 10-K.

Risk Factors

Our Independent Auditors Have Expressed…Ability to Obtain Future Financing, page 9

3.   We note that here and in the auditors report on page F-2 that the dual date is "May 8, 2009 except for Notes S and T, as to which date is May 6, 2009." We note this is a change from the original audit report date of January 13, 2009 and as confirmed in prior response 7 of your letter to us dated March 12, 2009. Please advise of the dates of the dual dating, and tell us why the dual date should not instead be similar to "January 13, 2009 except for Notes S and T, as to which date is May 6, 2009" (or May 8, 2009 if applicable). It is also unclear to us how the dual date pertaining to Notes S and T of May 6, 2009 could occur prior to the May 8, 2009 audit date if such May 8, 2009 date represents a replacement of the January 13, 2009 audit date. Please revise the dual dating here and in the audit report to reflect the correct dating or advise.

Financial Statements

Report of Independent Registered Certified Public Accounting Firm, page F-2

4.   Please revise or advise as to whether the dual dating of this audit report is correct. See our comment noted above under "Risk Factors."

Note H – Notes Payable, page F-20

5.   It appears that the first loan in the table should be labeled "Note currently in default" and that the Colortek loan should not. Please revise or advise.

Exhibit 31 and Exhibit 32 Certifications

6.   Please ensure that each Certification (i.e., Exhibits 31.1, 31.2, 32.1, and 32.2) refers to the amended Annual Report on Form 10-K. In this regard, the designation should be to the Form 10-K/A.

Form 10-Q (Quarter Ended December 31, 2008) – DRAFT Amendment

Balance Sheets, page 2

7.   Please revise the September 30, 2008 comparative column to reflect the debt reclassification of the loans that are in default, as shown in the September 30, 2008 Form 10-K/A. Similarly, the comparative September 30, 2008 columnar disclosure in Note D "Notes Payable" should also be revised to reflect the reclassification between current and long-term.

Note F – Capital Stock, page 16

Series A Preferred Stock

8.   Refer to the paragraph that begins "The Company recognized the beneficial conversion feature as a charge against current earnings as financing costs…" Please revise to clarify you have restated your financial statements to reflect the beneficial conversion feature amount as a preferred stock dividend, rather than as interest expense (i.e., financing costs), in compliance with EITF 98-5, and provide a cross-reference to Note L for the restatement disclosure. Clarify that your financial statements included in the December 31, 2008 Quarterly Report on Form 10-Q, as originally filed on February 18, 2009, had accounted for the amount as a charge against current earnings.

Note G – Stock Options and Warrants, page 19

9.   Please revise the summary table of warrant activity to clarify that 3,500,000, rather than 19,000,000, warrants were exercised and that 15,500,000 warrants were canceled or had expired in the year ended September 30, 2007. Refer to prior comment 12 of our letter dated February 17, 2009 and your revised disclosure in Note L of the amended September 30, 2008 Annual Report on Form 10-K.

Note H – Consolidation of Variable Interest Entities, page 22

10.   See the fourth and fifth paragraphs under this heading. It appears there may be some repetition of wording in these two paragraphs. Please clarify or revise as necessary.

Exhibit 31 and Exhibit 32 Certifications

11.   As a reminder, please ensure that your amended December 31, 2008 Quarterly Report on Form 10-Q includes updated Exhibit 31 and Exhibit 32 Certifications from each of the Chief Executive Officer and Chief Financial Officer. We note that your Draft filing excluded such Exhibits.

Other

12.   In your next response letter, please include the requested written acknowledgement shown at the end of our letter. For your convenience, we have reiterated the request as follows:

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        ****

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief